SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
Schedule 13G
(Rule 13d-102)
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
Manatron Inc.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
562048108
(CUSIP Number)
January 15, 2008
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)
          *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
          The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	37245R107	Page	2	of	17

1.	Name of Reporting Person I. R. S. Identification No. of Above Person (entities only) Mercury Fund V, Ltd. I.R.S. Identification No. 27-0073981

2.	Check the Appropriate Box if a Member of a Group*
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Texas

	5.	Sole Voting Power

Number of		78,811(1)

Shares	6.	Shared Voting Power
Beneficially
Owned by		-0-

Each	7.	Sole Dispositive Power
Reporting
Person		78,811(1)

With	8.	Shared Dispositive Power

-0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

78,811(1)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares *

☐

11.	Percent of Class Represented by Amount in Row(9)

1.54%(2)

12.	Type of Reporting Person*

PN

(1)	Mr. Howe exercises voting and disposition power over such Shares on behalf of Mercury Management L.L.C. (“Mercury Management”), the General Partner of Mercury Ventures, Ltd. (“Mercury Ventures”), which is the General Partner of Mercury Fund V, Ltd. (“Mercury V”).

(2)	Assumes a total of 5,107,257 Shares of common stock outstanding based on Manatron Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2007.

CUSIP No.	37245R107	Page	3	of	17

1.	Name of Reporting Person I. R. S. Identification No. of Above Person (entities only) Mercury Fund VI, Ltd. I.R.S. Identification No. 20-2196404

2.	Check the Appropriate Box if a Member of a Group*
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Texas

	5.	Sole Voting Power

Number of		114,244(1)

Shares	6.	Shared Voting Power
Beneficially
Owned by		-0-

Each	7.	Sole Dispositive Power
Reporting
Person		114,244(1)

With	8.	Shared Dispositive Power

-0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

114,244(1)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

☐

11.	Percent of Class Represented by Amount in Row(9)

2.24%(2)

12.	Type of Reporting Person*

PN

(1)	Kevin C. Howe (“Mr. Howe”) exercises voting and disposition power over such Shares on behalf of Mercury Management, the General Partner of Mercury Ventures, which is the General Partner of Mercury Fund VI, Ltd. (“Mercury VI”).

(2)	Assumes a total of 5,107,257 Shares of common stock outstanding based on Manatron Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2007.

CUSIP No.	37245R107	Page	4	of	17

1.	Name of Reporting Person I. R. S. Identification No. of Above Person (entities only) Mercury Fund VII, Ltd. I.R.S. Identification No. 20-4881368

2.	Check the Appropriate Box if a Member of a Group*
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Texas

	5.	Sole Voting Power

Number of		45,711(1)

Shares	6.	Shared Voting Power
Beneficially
Owned by		-0-

Each	7.	Sole Dispositive Power
Reporting
Person		45,711(1)

With	8.	Shared Dispositive Power

-0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

45,711(1)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares *

☐

11.	Percent of Class Represented by Amount in Row(9)

0.90%(2)

12.	Type of Reporting Person*

PN
(1) Mr. Howe exercises voting and disposition power over such Shares on behalf of Mercury Management, the General Partner of Mercury Ventures II, Ltd. (“Mercury Ventures II”), which is the General Partner of Mercury Fund VII, Ltd. (“Mercury VII”).
(2) Assumes a total of 5,107,257 Shares of common stock outstanding based on Manatron Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2007.

CUSIP No.	37245R107	Page	5	of	17

1.	Name of Reporting Person I. R. S. Identification No. of Above Person (entities only) Mercury Ventures, Ltd. I.R.S. Identification No. 75-2796235

2.	Check the Appropriate Box if a Member of a Group*
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Texas

	5.	Sole Voting Power

Number of		193,055 (1)

Shares	6.	Shared Voting Power
Beneficially
Owned by		-0-

Each	7.	Sole Dispositive Power
Reporting
Person		193,055 (1)

With	8.	Shared Dispositive Power

-0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

193,055 (1)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares *

☐

11.	Percent of Class Represented by Amount in Row(9)

3.78%(2)

12.	Type of Reporting Person*

PN
(1) Mr. Howe exercises voting and disposition power over such Shares on behalf of Mercury Management, the General Partner of Mercury Ventures, which is the General Partner of Mercury V, which owns 78,811 of such Shares, and Mercury VI, which owns 114,244 of such Shares.
(2) Assumes a total of 5,107,257 Shares of common stock outstanding based on Manatron Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2007.

CUSIP No.	37245R107	Page	6	of	17

1.	Name of Reporting Person I. R. S. Identification No. of Above Person (entities only) Mercury Ventures II, Ltd. I.R.S. Identification No. 20-4736567

2.	Check the Appropriate Box if a Member of a Group*
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Texas

	5.	Sole Voting Power

Number of		45,711 (1)

Shares	6.	Shared Voting Power
Beneficially
Owned by		-0-

Each	7.	Sole Dispositive Power
Reporting
Person		45,711 (1)

With	8.	Shared Dispositive Power

-0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

45,711(1)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares *

☐

11.	Percent of Class Represented by Amount in Row(9)

0.90%(2)

12.	Type of Reporting Person*

PN
(1) Mr. Howe exercises voting and disposition power over such Shares on behalf of Mercury Management, the General Partner of Mercury Ventures II, which is the General Partner of Mercury VII, the owner of all 45,711 Shares.
(2) Assumes a total of 5,107,257 Shares of common stock outstanding based on Manatron Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2007.

CUSIP No.	37245R107	Page	7	of	17

1.	Name of Reporting Person I. R. S. Identification No. of Above Person (entities only) Mercury Management, L.L.C. I.R.S. Identification No. 75-2796232

2.	Check the Appropriate Box if a Member of a Group*
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Texas

	5.	Sole Voting Power

Number of		238,766(1)

Shares	6.	Shared Voting Power
Beneficially
Owned by		-0-

Each	7.	Sole Dispositive Power
Reporting
Person		238,766(1)

With	8.	Shared Dispositive Power

-0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

238,766(1)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares *

☐

11.	Percent of Class Represented by Amount in Row(9)

4.68%(2)

12.	Type of Reporting Person*

OO
(1) Mr. Howe exercises voting and disposition power over such Shares on behalf of Mercury Management, the General Partner of Mercury Ventures and Mercury Ventures II. Mercury Ventures is the General Partner of Mercury V and Mercury VI, and Mercury Ventures II is the General Partner of Mercury VII. Such Shares include 78,811 Shares Owned by Mercury V, 114,244 Shares Owned by Mercury VI and 45,711 Shares Owned by Mercury VII.
(2) Assumes a total of 5,107,257 Shares of common stock outstanding based on Manatron Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2007.

CUSIP No.	37245R107	Page	8	of	17

1.	Name of Reporting Person I. R. S. Identification No. of Above Person (entities only) Kevin C. Howe

2.	Check the Appropriate Box if a Member of a Group*
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

United States

	5.	Sole Voting Power

Number of		238,766(1)

Shares	6.	Shared Voting Power
Beneficially
Owned by		-0-

Each	7.	Sole Dispositive Power
Reporting
Person		238,766(1)

With	8.	Shared Dispositive Power

-0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

238,766(1)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares *

☐

11.	Percent of Class Represented by Amount in Row(9)

4.68%(2)

12.	Type of Reporting Person*

IN
(1) Mr. Howe exercises voting and disposition power over such Shares on behalf of Mercury Management, the General Partner of Mercury Ventures and Mercury Ventures II. Mercury Ventures is the General Partner of Mercury V and Mercury VI, and Mercury Ventures II is the General Partner of Mercury VII. Such Shares include 78,811 Shares Owned by Mercury V, 114,244 Shares Owned by Mercury VI and 14,408 Shares Owned by Mercury VII.
(2) Assumes a total of 5,107,257 Shares of common stock outstanding based on Manatron Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2007.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 37245R107	Page 9 of 17
Introduction
          Pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, Mercury Fund V, Ltd. (“Mercury V”), Mercury Fund VI, Ltd. (“Mercury VI”), Mercury Fund VII, Ltd. (“Mercury VII”), Mercury Ventures, Ltd. (“Mercury Ventures”), Mercury Ventures II, Ltd. (“Mercury Ventures II”), Mercury Management, L.L.C. (“Mercury Management”) and Kevin C. Howe (“Mr. Howe”) are making this joint filing on Schedule 13G. This Amendment No. (“Amendment No. 1”) amends and restates in its entirety the statement on Schedule 13G, dated March 1, 2007 and filed on March 7, 2007, relating to the common stock, par value $0.01 per share, of Manatron Inc., a Michigan corporation, held by Mercury V, Mercury VI, Mercury VII, Mercury Ventures, Mercury Ventures II, Mercury Management and Mr. Howe.

Item 1(a).	Name of Issuer:
Manatron Inc., a Michigan corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:
510 East Milham, Portage, Michigan 49002

Item 2(a).	Name of Person Filing:
Mercury Fund V, Ltd.
Mercury Fund VI, Ltd.
Mercury Fund VII, Ltd.
Mercury Ventures, Ltd.
Mercury Ventures II, Ltd.
Mercury Management, L.L.C.
Kevin C. Howe

Item 2(b).	Address of Principal Business Office or, if None, Residence:
The principal business office of Mercury Fund V, Mercury VI, Mercury VII, Mercury Ventures, Mercury Ventures II, Mercury Management and Mr. Howe is 5416 Arbor Hollow, McKinney, Texas 75070

Item 2(c).	Citizenship:
Mercury V’s place of organization is Texas
Mercury VI’s place of organization is Texas
Mercury VII’s place of organization is Texas
Mercury Ventures’ place of organization is Texas

CUSIP No. 37245R107	Page 10 of 17
Mercury Ventures II’s place of organization is Texas
Mercury Management’s place of organization is Texas
Mr. Howe is a citizen of the United States

Item 2(d).	Title of Class of Securities:
Common Stock, $0.01 par value per share

Item 2(e).	CUSIP Number:
562048108

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

Item 4.	Ownership:

Mercury V

	(a)	Amount beneficially owned:	78,811(1)

	(b)	Percent of class:	1.54%(2)

	(c)	Number of shares as to which the person has:

		(i) Sole power to vote or direct the vote	78,811(1)

		(ii) Shared power to vote or direct the vote	-0-

		(iii) Sole power to dispose or to direct the disposition of	78,811 (1)

		(iv) Shared power to dispose or to direct the disposition of	-0-

(1)	Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures, which is the General Partner of Mercury V.

(2)	Assumes a total of 5,107,257 shares of common stock outstanding based on Manatron Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2007.

CUSIP No. 37245R107	Page 11 of 17

Mercury VI

	(d)	Amount beneficially owned:	114,244(1)

	(e)	Percent of class:	2.24%(2)

	(f)	Number of shares as to which the person has:

		(i) Sole power to vote or direct the vote	114,244(1)

		(ii) Shared power to vote or direct the vote	-0-

		(iii) Sole power to dispose or to direct the disposition of	114,244(1)

		(iv) Shared power to dispose or to direct the disposition of	-0-

(1)	Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures, which is the General Partner of Mercury VI.

(2)	Assumes a total of 5,107,257 shares of common stock outstanding based on Manatron Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2007.

CUSIP No. 37245R107	Page 12 of 17

Mercury VII

	(a)	Amount beneficially owned:	45,711(1)

	(b)	Percent of class:	0.90%(2)

	(c)	Number of shares as to which the person has:

		(i) Sole power to vote or direct the vote	45,711(1)

		(ii) Shared power to vote or direct the vote	-0-

		(iii) Sole power to dispose or to direct the disposition of	45,711(1)

		(iv) Shared power to dispose or to direct the disposition of	-0-

(1)	Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures II, which is the General Partner of Mercury VII.

(2)	Assumes a total of 5,107,257 shares of common stock outstanding based on Manatron Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2007.

Mercury Ventures

(a)	Amount beneficially owned:	193,055(1)

(b)	Percent of class:	3.78%(2)

(c)	Number of shares as to which the person has:

	(i) Sole power to vote or direct the vote	193,055(1)

	(ii)Shared power to vote or direct the vote	-0-

	(iii) Sole power to dispose or to direct the disposition of	193,055 (1)

	(iv) Shared power to dispose or to direct the disposition of	-0-

(1)	Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures, which is the General Partner of Mercury V, the owner of 78,811 of such shares, and Mercury VI, the owner of 114,244 of such shares.

(2)	Assumes a total of 5,107,257 shares of common stock outstanding based on Manatron Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2007.

CUSIP No. 37245R107	Page 13 of 17

Mercury Ventures II

(a)	Amount beneficially owned:	45,711(1)

(b)	Percent of class:	0.90%(2)

(c)	Number of shares as to which the person has:

	(i) Sole power to vote or direct the vote	45,711(1)

	(ii) Shared power to vote or direct the vote	-0-

	(iii) Sole power to dispose or to direct the disposition of	45,711(1)

	(iv) Shared power to dispose or to direct the disposition of	-0-

(1)	Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures II, which is the General Partner of Mercury VII, the owner of all 45,711 shares.

(2)	Assumes a total of 5,107,257 shares of common stock outstanding based on Manatron Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2007.

CUSIP No. 37245R107	Page 14 of 17

Mercury Management

(a)	Amount beneficially owned:	238,766(1)

(b)	Percent of class:	4.68%(2)

(c)	Number of shares as to which the person has:

	(i) Sole power to vote or direct the vote	238,766(1)

	(ii) Shared power to vote or direct the vote	-0-

	(iii) Sole power to dispose or to direct the disposition of	238,766(1)

	(iv) Shared power to dispose or to direct the disposition of	-0-

(1)	Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures and Mercury Ventures II. Mercury Ventures is the General Partner of Mercury V and Mercury VI, and Mercury Ventures II is the General Partner of Mercury VII. Such shares include 78,811 shares owned by Mercury V, 114,244 shares owned by Mercury VI and 45,711 shares owned by Mercury VII.

(2)	Assumes a total of 5,107,257 shares of common stock outstanding based on Manatron Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2007, of which 1.54% are owned by Mercury V, 2.24% are owned by Mercury VI and 0.90% are owned by Mercury VII.

Mr. Howe

	(a)	Amount beneficially owned:	238,766(1)

	(b)	Percent of class:	4.68%(2)

	(c)	Number of shares as to which the person has:

		(i) Sole power to vote or direct the vote	238,766(1)

		(ii) Shared power to vote or direct the vote	-0-

		(iii) Sole power to dispose or to direct the disposition of	238,766(1)

		(iv) Shared power to dispose or to direct the disposition of	-0-

(1)	Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures and Mercury Ventures II. Mercury Ventures is the General Partner of Mercury V and Mercury VI, and Mercury Ventures II is the General Partner of Mercury VII. Such shares include 78,811 shares owned by Mercury V, 114,244 shares owned by Mercury VI and 45,711 shares owned by Mercury VII.

(2)	Assumes a total of 5,107,257 shares of common stock outstanding based on Manatron Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2007.

Item 5.	Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☑

CUSIP No. 37245R107	Page 15 of 17

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
Not Applicable

Item 8.	Identification and Classification of Members of the Group:
The following lists each member of the group filing this Schedule 13G pursuant to Rule 13d-1(c):
Mercury Fund V, Ltd.
Mercury Fund VI, Ltd.
Mercury Fund VII, Ltd.
Mercury Ventures, Ltd.
Mercury Ventures II, Ltd.
Mercury Management, L.L.C.
Kevin C. Howe

Item 9.	Notice of Dissolution of Group:
Not Applicable

Item 10.	Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
[Remainder of Page Intentionally Left Blank]

CUSIP No. 37245R107	Page 16 of 17
SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 16, 2008	MERCURY FUND V, LTD.

	By:	MERCURY VENTURES, LTD.
General Partner

	By:	MERCURY MANAGEMENT, L.L.C.
General Partner

		By: Name:	/s/ Kevin C. Howe Kevin C. Howe
		Title:	Manager

January 16, 2008	MERCURY FUND VI, LTD.

	By:	MERCURY VENTURES, LTD.
General Partner

	By:	MERCURY MANAGEMENT, L.L.C.
General Partner

		By: Name:	/s/ Kevin C. Howe Kevin C. Howe
		Title:	Manager

January 16, 2008	MERCURY FUND VII, LTD.

	By:	MERCURY VENTURES II, LTD.
General Partner

	By:	MERCURY MANAGEMENT, L.L.C.
General Partner

		By: Name:	/s/ Kevin C. Howe Kevin C. Howe
		Title:	Manager

January 16, 2008	MERCURY VENTURES, LTD.

	By:	MERCURY MANAGEMENT, L.L.C.
General Partner

	By: Name:	/s/ Kevin C. Howe Kevin C. Howe
	Title:	Manager

CUSIP No. 37245R107	Page 17 of 17

January 16, 2008	MERCURY VENTURES II, LTD.

	By:	MERCURY MANAGEMENT, L.L.C.
General Partner

	By: Name:	/s/ Kevin C. Howe Kevin C. Howe
	Title:	Manager

January 16, 2008	MERCURY MANAGEMENT, L.L.C.

	By: Name:	/s/ Kevin C. Howe Kevin C. Howe
	Title:	Manager

January 16, 2008	/s/ Kevin C. Howe Name: Kevin C. Howe

EXHIBIT A
JOINT FILING AGREEMENT

SCHEDULE 13G
JOINT FILING AGREEMENT
          This Agreement is dated as of January 16, 2008 by and between Mercury Fund V, Ltd. (“Mercury V”), Mercury Fund VI, Ltd. (“Mercury VI”), Mercury Fund VII, Ltd. (“Mercury VII”), Mercury Ventures, Ltd. (“Mercury Ventures”), Mercury Ventures II, Ltd. (“Mercury Ventures II”), Mercury Management, L.L.C. (“Mercury Management”) and Kevin C. Howe (“Mr. Howe”).
          WHEREAS, pursuant to paragraph (k)(1) of Rule 13d-1 promulgated under Section 13d(1) of the Securities Exchange Act of 1934, as amended (the “Act”), the parties hereto have decided to satisfy their filing obligations under the Act by a single joint filing.
          NOW, THEREFORE, the undersigned do hereby agree as follows:
          1. The Schedule 13G (the “Schedule 13G”) with respect to Manatron Inc., a Michigan corporation, to which this Agreement is attached as Exhibit A is filed on behalf of Mercury V, Mercury VI, Mercury VII, Mercury Ventures, Mercury Ventures II, Mercury Management and Mr. Howe. Mercury VI, Mercury VII, Mercury Ventures and Mercury Management hereby authorize Mr. Howe to file the Schedule 13G on their behalf.
          2. Each of Mercury V, Mercury VI, Mercury VII, Mercury Ventures, Mercury Ventures II, Mercury Management and Mr. Howe is responsible for the completeness and accuracy of the information concerning such person or entity contained therein; provided that each person or entity is not responsible for the completeness or accuracy of the information concerning any other person or entity making such filing.
[Remainder of Page Intentionally Left Blank]

     IN WITNESS WHEREOF, the undersigned hereunto set their hands as of the date first above written.

MERCURY FUND V, LTD.

By:	MERCURY VENTURES, LTD.
General Partner

	By:	MERCURY MANAGEMENT, L.L.C.
General Partner

		By: Name:	/s/ Kevin C. Howe Kevin C. Howe
		Title:	Manager

MERCURY FUND VI, LTD.

By:	MERCURY VENTURES, LTD.
General Partner

	By:	MERCURY MANAGEMENT, L.L.C.
General Partner

		By: Name:	/s/ Kevin C. Howe Kevin C. Howe
		Title:	Manager

MERCURY FUND VII, LTD.

By:	MERCURY VENTURES II, LTD.
General Partner

	By:	MERCURY MANAGEMENT, L.L.C.
General Partner

		By: Name:	/s/ Kevin C. Howe Kevin C. Howe
		Title:	Manager

MERCURY VENTURES, LTD.

By:	MERCURY MANAGEMENT, L.L.C.
General Partner

	By: Name:	/s/ Kevin C. Howe Kevin C. Howe
	Title:	Manager

MERCURY VENTURES II, LTD.

By:	MERCURY MANAGEMENT, L.L.C.
General Partner

	By: Name:	/s/ Kevin C. Howe Kevin C. Howe
	Title:	Manager

MERCURY MANAGEMENT, L.L.C.

By: Name:	/s/ Kevin C. Howe Kevin C. Howe
Title:	Manager

/s/ Kevin C. Howe

Name: Kevin C. Howe